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PowerNova Technologies Corporation

(A Development Stage Company)

Financial Statements

(Expressed in Canadian dollars)

31 May 2010

Independent Auditors’ Report

To the Shareholders of

PowerNova Technologies Corporation

(A Development Stage Company)

We have audited the balance sheets of PowerNova Technologies Corporation (the “Company”) as at 31 May 2010 and 2009, and the related statements of operations and deficit, cash flows and changes in shareholders’ deficiency for each of the years in the three-year period ended 31 May 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 31 May 2010 and 2009, and the results of its operations, cash flows and changes in shareholders’ deficiency for each of the years in the three-year period ended 31 May 2010 in accordance with Canadian generally accepted accounting principles.

         /s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

17 September 2010, except for Note 15, as to which the date is 1 October 2010

Comments by Independent Registered Chartered Accountants for United States of America Readers on Canada – United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America), our report to the shareholders dated 17 September 2010, except for Note 15, as to which the date is 1 October 2010, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

          /s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

17 September 2010, except for Note 15, as to which the date is 1 October 2010

PowerNova Technologies Corporation

(A Development Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

As at 31 May

	2010	2009
	$	$
Assets

Current
Cash and cash equivalents	-	91
Goods and Services Tax receivable	3,419	784
Prepaid expenses	78	-

	3,497	875

Equipment (Note 5)	448	571

	3,945	1,446

Liabilities

Current
Bank indebtedness	12	-
Accounts payable and accrued liabilities (Note 6)	197,633	207,977
Due to related parties (Note 7)	181,012	201,492

	378,657	409,469
Shareholders’ deficiency
Share capital (Note 9)
Authorized
50,000,000 of common shares without par value
Issued and outstanding
31 May 2010 – 44,754,043 common shares
31 May 2009 – 40,965,175 common shares	5,719,090	5,591,315
Contributed surplus (Note 9)	701,562	677,562
Warrants (Note 9)	55,755	66,934
Share subscriptions received in advance (Note 9)	74	46,670
Deficit, accumulated prior to the development stage	(4,446,180)	(4,446,180)
Deficit, accumulated during the development stage	(2,405,013)	(2,344,324)

	(374,712)	(408,023)

	3,945	1,446

Nature and Continuance of Operations (Note 1), Commitments (Note 12) and Subsequent Events (Note 15)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 14)

On behalf of the Board:

Director

Director

Stuart Lew

Chris Tay

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Operations and Deficit

(Expressed in Canadian Dollars)

	Cumulative amounts from the date of inception on 6 October 1986 to 31 May 2010 (Unaudited)	For the year ended 31 May 2010	For the year ended 31 May 2009	For the year ended 31 May 2008
	$	$	$	$

Expenses
General and administrative (Schedule 1)	2,468,069	108,685	65,453	56,066

Net loss before other items	(2,468,069)	(108,685)	(65,453)	(56,066)

Other items
Foreign exchange loss	(536)	-	(47)	-
Write-off of accounts payable (Notes 6 and 11)	213,216	47,996	6,135	-
Write-off of accounts receivable	(149,624)	-	-	-

Net loss for the period	(2,405,013)	(60,689)	(59,365)	(56,066)

Deficit, accumulated during the development stage, beginning of period	-	(2,344,324)	(2,284,959)	(2,228,893)

Deficit, accumulated during the development stage, end of period	(2,405,013)	(2,405,013)	(2,344,324)	(2,284,959)

Basic and diluted loss per share		(0.001)	(0.001)	(0.001)

Weighted average number of common shares outstanding		44,031,375	40,965,175	40,965,175

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

Cumulative amounts from the date of inception on 6 October 1986 to 31 May 2010 (Unaudited)		For the year ended 31 May 2010	For the year ended 31 May 2009	For the year ended 31 May 2008
	$	$	$	$
Cash flows from (used in) operating activities
Net loss for the period	(6,841,104)	(60,689)	(59,365)	(56,066)
Adjustments to reconcile loss to net cash used by operating activities
Amortization	38,789	123	160	235
Contributions to capital by related parties (Notes 8 and 9)	701,562	24,000	47,947	605,615
Research and development	216,230	-	-	-
Write-off of accounts receivable	149,624	-	-	-
Write-off of accounts payable (Note 6)	(213,216)	(47,996)	(6,135)	-
Changes in operating assets and liabilities
Increase in prepaid expense	(78)	(78)	-	-
(Increase) decrease in amounts receivable	(153,043)	(2,635)	848	(1,063)
Increase in accounts payable	400,760	37,652	5,358	10,611
Increase (decrease) in due to related parties (Note 7)	251,012	49,520	12,310	(559,122)

	(5,449,464)	(103)	1,123	210

Cash flows used in investing activities
Increase in advances	(216,230)	-	-	-
Purchase of property, plant and equipment	(39,237)	-	-	-

	(255,467)	-	-	-

Cash flows from (used in) financing activities
Share subscriptions received in advance (Note 9)	74	-	-	-
Issuance of common shares (Note 9)	5,637,911	-	-	-
Share purchase warrants granted (refunded) (Note 9)	66,934	-	(1,241)	-

	5,704,919	-	(1,241)	-

Increase (decrease) in cash and cash equivalents	(12)	(103)	(118)	210

Cash and cash equivalents, beginning of period	-	91	209	(1)

Cash and cash equivalents, end of period	(12)	(12)	91	209

Supplemental Disclosures with Respect to Cash Flows (Note 11)

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Changes in Shareholders’ Deficiency

(Expressed in Canadian Dollars)

Number of shares issued		Share capital	Contributed surplus and share subscriptions received in advance	Share purchase warrants	Deficit accumulated prior to the development stage	Deficit accumulated during the development stage	Total shareholders’ deficiency
		$	$	$	$	$	$

Balance at 31 May 2001 (Unaudited)	18,061,777	4,713,624		477,000	(4,446,180)	(663,821)	80,623
Cancellation of common shares	(417,500)	-	-	-	-	-	-
Share purchase warrants granted	-	-	-	113,600	-	-	113,600
Stock options exercised ($0.10 per share)	249,000	24,900	-	-	-	-	24,900
Share purchase warrants exercised ($0.10 per share)	1,000,000	100,000	-	-	-	-	100,000
Share purchase warrants exercised ($0.18 per share)	346,125	62,302	-	-	-	-	62,302
Net loss for the year	-	-	-	-	-	(358,654)	(358,654)

Balance at 31 May 2002 (Unaudited)	19,239,402	4,900,826	-	590,600	(4,446,180)	(1,022,475)	22,771
Share purchase warrants granted	-	-	-	59,829	-	-	59,829
Share purchase warrants granted	-	-	-	38,680	-	-	38,680
Net loss for the year	-	-	-	-	-	(263,588)	(263,588)

Balance at 31 May 2003 (Unaudited)	19,239,402	4,900,826	-	689,109	(4,446,180)	(1,286,063)	(142,308)
Share purchase warrants granted	-	-	-	10,980	-	-	10,980
Share subscription received in advance (Note 9)	-	-	45,360	-	-	-	45,360
Shares issued for intellectual property (Note 12)	20,000,000	-	-	-	-	-	-
Share purchase warrants exercised ($0.40 per share)	1,725,773	690,489	-	(690,489)	-	-	-
Net loss for the year	-	-	-	-	-	(469,395)	(469,395)

Balance at 31 May 2004 (Unaudited)	40,965,175	5,591,315	45,360	9,600	(4,446,180)	(1,755,458)	(555,363)
Share purchase warrants granted	-	-	-	57,334	-	-	57,334
Share subscription received in advance (Note 9)	-	-	1,310	-	-	-	1,310
Net loss for the year	-	-	-	-	-	(221,534)	(221,534)

Balance at 31 May 2005 (Unaudited)	40,965,175	5,591,315	46,670	66,934	(4,446,180)	(1,976,992)	(718,253)
Share purchase warrants granted (Note 9)	-	-	-	1,241	-	-	1,241
Net loss for the year	-	-	-	-	-	(210,848)	(210,848)

Balance at 31 May 2006 (Unaudited)	40,965,175	5,591,315	46,670	68,175	(4,446,180)	(2,187,840)	(927,860)
Contributed services by related party	-	-	24,000	-	-	-	24,000
Net loss for the year	-	-	-	-	-	(41,053)	(41,053)

Balance at 31 May 2007 (Unaudited)	40,965,175	5,591,315	70,670	68,175	(4,446,180)	(2,228,893)	(944,913)
Contributed services by related party (Notes 8, 9 and 11)	-	-	605,615	-	-	-	605,615
Net loss for the year	-	-	-	-	-	(56,066)	(56,066)

Balance at 31 May 2008	40,965,175	5,591,315	676,285	68,175	(4,446,180)	(2,284,959)	(395,364)
Share purchase warrants refunded (Note 9)	-	-	-	(1,241)	-	-	(1,241)
Contributed services by related party (Notes 8, 9 and 11)	-	-	47,947	-	-	-	47,947
Net loss for the year	-	-	-	-	-	(59,365)	(59,365)

Balance at 31 May 2009	40,965,175	5,591,315	724,232	66,934	(4,446,180)	(2,344,324)	(408,023)
Shares issued for repayment of debt (Notes 8, 9 and 11)	3,500,000	70,000	-	-	-	-	70,000
Share subscription issued (Notes 8, 9 and 11)	258,868	46,596	(46,596)	-	-	-	-
Share purchase warrants exercised (Note 9)	30,000	11,179	-	(11,179)	-	-	-
Contributed services by related party (Notes 8, 9 and 11)	-	-	24,000	-	-	-	24,000
Net loss for the year	-	-	-	-	-	(60,689)	(60,689)

Balance at 31 May 2010	44,754,043	5,719,090	701,636	55,755	(4,446,180)	(2,405,013)	(374,712)

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Schedule 1 – General and Administrative Expenses

(Expressed in Canadian Dollars)

	Cumulative amounts from the date of inception on 6 October 1986 to 31 May 2010 (Unaudited)	For the year ended 31 May 2010	For the year ended 31 May 2009	For the year ended 31 May 2008
	$	$	$	$

Advertising and promotion	10,766	-	-	-
Amortization	38,789	123	160	235
Bank charges and interest	5,003	411	205	133
Consulting fees (Note 8)	1,233,724	-	-	-
Filing and transfer agent fees	115,185	36,787	10,714	-
Investor relations	19,552	11,371	8,181	-
Legal and accounting fees	361,773	34,556	21,320	31,384
Management fees (Notes 8, 9 and 11)	72,000	18,000	18,000	18,000
Office and administration	40,086	982	369	-
Rent (Notes 8, 9 and 11)	118,087	6,000	6,000	6,000
Research and development	216,230	-	-	-
Salaries and benefits	195,747	-	-	-
Telephone	30,288	455	504	314
Travel and automobile	10,839	-	-	-

	2,468,069	108,685	65,453	56,066

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

1.

Nature and Continuance of Operations

PowerNova Technologies Corporation (the “Company”) was incorporated on 6 October 1986 in British Columbia, Canada.  The Company’s shares were listed on the TSX Venture Exchange and the Company was suspended from trading on 20 June 2003.  In May 2009, the cease trade order on the Company’s shares was lifted.

The Company is in the development stage and commenced its current development stage during the year ended 31 May 2000.  The Company is in the business of acquiring and developing hydrogen production technology.

The Company’s financial statements as at 31 May 2010 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $60,689 for the year ended 31 May 2010 (31 May 2009 – $59,365, 31 May 2008 – $56,066) and has working capital deficiency of $375,160 at 31 May 2010 (31 May 2009 – $408,594).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  Management believes that the Company’s capital resources should be adequate to continue operating and maintaining its business strategy during the fiscal year ended 31 May 2011.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favorable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Changes in Accounting Policies

Section 3064 – Goodwill and Intangible Assets

Effective 1 June 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) new Handbook Section 3064, “Goodwill and Intangible Assets”.  This Section replaced Section 3062, “Goodwill and Intangible Assets” and Section 3450, “Research and Development Costs”, and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  On adoption of this new Standard, Emerging Issues Committee (“EIC”) 27, “Revenues and Expenditures during the Pre-operating Period” was withdrawn, and so various pre-production and start-up costs are required to be expensed as incurred.  No material adjustments were required upon the adoption of this new Standard.

EIC 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC 173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 is applicable for the Company’s interim and annual financial statements for its fiscal year ending 31 May 2010, with retroactive application. The adoption of EIC 173 did not result in a material impact on the Company’s financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

Section 3862 – Financial Instruments - Disclosures

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ended after 30 September 2009. The three levels of fair value hierarchy under Section 3862 are:

o Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

o Level 2 - Inputs other than quoted prices that are observable, either directly or indirectly; and

o Level 3 - Inputs for assets or liabilities that are not based on observable market data.

The disclosures required as a result of adopting the new section are presented in Note 4.

Recent Accounting Pronouncements

Section 1582 – Business Combinations, Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests

In January 2009, the CICA issued new accounting standards, Handbook Section 1582, “Business Combinations”, Handbook Section 1602, “Non-Controlling Interests”, and Handbook Section 1601, “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”. The new standards replace the existing guidance on business combinations and consolidated financial statements. The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards. The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2011, with earlier application permitted. Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards. Section 1602 should be applied retrospectively except for certain items. The Company has not adopted these new standards but continues to evaluate the attributes and effect of early adoption of these standards if a business combination were to occur.

Section 3855 – Financial Instruments - Recognition and Measurement

On 29 April 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options. The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011 with early adoption permitted. These amendments are not expected to have a significant impact on the Company’s financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

International Financial Reporting Standards (“IFRS”) Convergence

In February 2008, the CICA announced that Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises is to be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after 1 January 2011.  Companies are required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from GAAP to IFRS is to be applicable to the Company’s reporting for the first quarter of its 2012 year end for which the current and comparative information will be prepared under IFRS. The Company is required to apply all of those IFRS standards which are effective for fiscal year ending 31 May 2011 and apply them to its opening 1 June 2010 balance sheet.

3.

Significant Accounting Policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“US GAAP”), except as described in Note 14.  Outlined below are those policies considered particularly significant.

Basis of presentation

The financial statements of the Company have been prepared in accordance with Canadian GAAP applicable to development stage enterprises, and are expressed in Canadian dollars.  The Company’s fiscal year end is 31 May.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Equipment

Equipment are recorded at cost and are amortized using the declining balance method at the following annual rate, with half the rate being applied in the year of acquisition:

Computer equipment	30%	declining balance
Equipment	20%	declining balance

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards, and are measured using the tax rates expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.  As at 31 May 2010, the Company’s net future income tax assets are fully offset by a valuation allowance.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

Loss per share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period.  The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon the exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  For the years presented, this calculation proved to be anti-dilutive.

Foreign currency translation

The Company’s functional and reporting currency is in Canadian dollar.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.  Non-monetary assets and liabilities are translated into Canadian dollars at their applicable historical rates.  Revenues and expenses are translated at rates prevailing at the date of the transaction except for amortization, which is translated at historical rates.  Exchange gains and losses from the translation of foreign currencies are recognized in the period in which they occur.

Financial assets and financial liabilities

Financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below.  The classification is not changed subsequent to initial recognition.

Held-to-maturity and loans and receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-sale securities

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.  Available-for-sale investments are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  These instruments are measured at fair value with the change in the fair value recognized in income.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

Comprehensive income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale investments, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivate instruments designated as cash flow hedges, all net of income taxes.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

Comparative figures

Certain comparative figures have been adjusted to conform to the current year’s presentation.

4.

Financial Instruments

Fair Values

As at 31 May 2010, the Company’s carrying values of Goods and Services Tax receivable, bank indebtedness, accounts payable and due to related parties approximate their fair values due to their short term maturity.

The following is a summary of the accounting model the Company elected to apply to each of its significant categories of financial instruments:

Bank indebtedness

Held-for-trading

Accounts payable

Other liabilities

Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are netted against the fair value of the financial instrument on initial recognition, with the exception of transaction costs related to financial instruments that are classified as held-for-trading.  Transaction costs related to held-for-trading financial instruments are expensed as incurred.

The CICA Handbook Section 3862, “Financial Instruments – Disclosures” requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of financial instruments carried on the balance sheet at fair value.  The three levels are defined as follows:

Level 1:

inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2:

inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:

inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Bank indebtedness would be Level 1 fair value.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

5.

Equipment

	Cost	Accumulated amortization	31 May 2010 Net book value
	$	$	$

Computer equipment	5,366	(5,208)	158
Equipment	2,548	(2,258)	290

	7,914	(7,466)	448

	Cost	Accumulated amortization	31 May 2009 Net book value
	$	$	$

Computer equipment	5,366	(5,151)	215
Equipment	2,548	(2,192)	356

	7,914	(7,343)	571

6.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

During the year ended 31 May 2010, the Company reviewed and evaluated its accounts payable balances for the purposes of determining the fair value of such financial liabilities.  The Company determined that a write down of $47,996 (31 May 2009 – $6,135, 31 May 2008 - $Nil) of the carrying value was necessary to reflect the estimated fair value of this liability of the Company.  This write down has been recorded as a recovery of expenses and a decrease in accounts payable.

The Company is continuing to review and evaluate its accounts payable balances related to this vendor for events and circumstances which indicate that the carrying amount may not represent the fair value of the liability.  While the Company’s management considers the carrying value of the accounts payable to reflect the fair value of the amount payable, there is no assurance that the related vendors may not make a formal claim against the Company for a portion or all of the amount in the future (Note 11).

7.

Due to Related Parties

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

As at 31 May 2010, the amounts due to related parties include $181,012 (31 May 2009 – $201,492) due to shareholders, officers and/or directors of the Company.

During the year ended 31 May 2010, shareholders, officers and/or directors of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2010 of $Nil (31 May 2009 – $23,947, 31 May 2008 – $581,615) (Notes 8, 9 and 11).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

On 23 June 2009, the Company issued 2,500,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $50,000 (Notes 8, 9 and 11).

On 23 June 2009, the Company issued 258,868 common shares of the Company valued at $0.18 per share to related to $46,596 share subscriptions received in advance (Notes 8 and 9).

On 17 December 2009, the Company issued 1,000,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $20,000 (Notes 8, 9, 11 and 15).

8.

Related Parties Transactions

During the year ended 31 May 2010, officers and directors of the Company made contributions to capital for management fees in the amount of $18,000 (31 May 2009 – $18,000, 31 May 2008 – $18,000) and rent in the amount of $6,000 (31 May 2009 – $6,000, 31 May 2008 – $6,000) (Notes 9 and 11).

During the year ended 31 May 2010, shareholders, officers and/or directors of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2010 of $Nil (31 May 2009 – $23,947, 31 May 2008 – $581,615) (Notes 7, 9 and 11).

On 23 June 2009, the Company issued 2,500,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $50,000.  These common shares were issued to an existing shareholder of the Company (Notes 7, 9 and 11).

On 23 June 2009, the Company issued 258,868 common shares of the Company valued at $0.18 per share to related to $46,596 share subscriptions received in advance.  These common shares were issued to an existing shareholder of the Company (Notes 7 and 9).

On 17 December 2009, the Company issued 1,000,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $20,000. These common shares were issued to a director of the Company (Notes 7, 9, 11 and 15).

9.

Capital Stock

Authorized

The total authorized capital is 50,000,000 common shares without par value.

Issued and outstanding

The total issued and outstanding capital stock is 44,754,043 common shares without par value.

On 23 June 2009, the Company issued 2,500,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $50,000 (Notes 7, 8 and 11).

On 23 June 2009, the Company issued 258,868 common shares of the Company valued at $0.18 per share to related to $46,596 share subscriptions received in advance (Notes 7 and 8).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

On 25 June 2009, the Company, the Company issued 30,000 common shares valued at $11,179 related to the exercise of 30,000 special warrants granted during the year ended 31 May 2005.

On 17 December 2009, the Company issued 1,000,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $20,000 (Notes 7, 8, 11 and 15).

Share subscriptions received in advance

As at 31 May 2010, the Company had received $74 (31 May 2009 - $46,670) related to the exercise of 408 (31 May 2009 – 259,276) share purchase warrants for which the Company had not issued the corresponding 408 (31 May 2009 – 259,276) common shares at 31 May 2010 (Note 12).

Stock options

There are no stock options issued and outstanding as at 31 May 2010 (31 May 2009 – Nil).

Share purchase warrants

The following share purchase warrants were outstanding at 31 May 2010.  Certain of these share purchase warrants expired subsequent to the year ended 31 May 2010 (Note 15).

	Exercise price	Number of warrants	Expiry Date
	$

Warrants	1.00	167,335	15 August 2010
Warrants	1.00	1,725,773	9 October 2010
Warrants	0.18	2,190,724	9 October 2010

		4,083,832

The 1,725,773 share purchase warrants expiring on 9 October 2010 can be converted into one common share of the Company at $1.00 per share.  The 2,190,724 share purchase warrants expiring on 9 October 2010 can be converted into one common share of the Company at $0.18 per share. During the year ended 31 May 2007, the Company amended the expiry dates of these share purchase warrants to 9 October 2010 from 9 October 2006.

The 167,335 share purchase warrants expiring on 15 August 2010 can be converted into one common share of the Company and one share purchase warrant which entitles the holder to acquire an additional common share of the Company at a price of $1.00 per common share.  During the year ended 31 May 2007, the Company amended the expiry date of these share purchase warrants outstanding to 15 August 2010 from 15 August 2007 (Note 15).

The 1,725,773 and 2,190,724 share purchase warrants outstanding at 31 May 2010 exclude the share purchase warrants which were exercised prior to 31 May 2010, but the corresponding common shares were not issued by the Company at 31 May 2010.  The Company received $46,670 upon the exercise of 259,276 share purchase warrants during prior years.  During the year ended 2010, the Company issued 258,868 corresponding common shares valued at $0.18 per share for $46,596 related to these exercised share purchase warrants.  The remaining $74 received related to the remaining 408 share purchased warrants have been recorded as share subscription received in advance as at 31 May 2010.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

A summary of warrant activities during the years ended 31 May 2009 and 2010 is as follows:

	Number of share purchase warrants	Weighted average exercise price
		$

Outstanding and exercisable at 31 May 2008	4,086,832	0.56

Granted	-	-
Exercised	-	-
Cancelled	(3,000)	(1.00)
Expired	-	-

Outstanding and exercisable at 31 May 2009	4,083,832	0.56

Granted	-	-
Exercised	-	-
Cancelled	-	-
Expired	-	-

Outstanding and exercisable at 31 May 2010	4,083,832	0.56

During the year ended 31 May 2009, the Company cancelled a total of 3,000 share purchase warrants with an exercise price of $1.00 and returned cash proceeds of $1,241 related to the share purchase warrants issued during the year ended 31 May 2006.

During the year ended 31 May 2010, officers and directors of the Company made contributions to capital for management fees in the amount of $18,000 (31 May 2009 – $18,000, 31 May 2008 – $18,000) and rent in the amount of $6,000 (31 May 2009 – $6,000, 31 May 2008 – $6,000) (Notes 8 and 11).

During the year ended 31 May 2010, shareholders, officers and/or directors of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2010 of $Nil (31 May 2009 – $23,947, 31 May 2008 – $581,615) (Notes 7, 8 and 11).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

10.

Income Taxes

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 28.50% (31 May 2009 – 30.58%, 31 May 2008 – 31.50%).

	For the year ended 31 May 2010	For the year ended 31 May 2009	For the year ended 31 May 2008
	$	$	$

Net loss before income taxes	(60,689)	(49,276)	(56,066)

Income tax recovery at statutory rates	17,296	15,069	17,661
Adjustments to benefits resulting from:
Amortization	(35)	(49)	(74)
Contributed services by related parties	(6,840)	(7,339)	(190,768)
Unrecognized benefits of non-capital losses	10,421	7,681	173,181

Future income tax recovery	-	-	-

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	For the year ended 31 May 2010	For the year ended 31 May 2009	For the year ended 31 May 2008
	$	$	$

Future tax assets:
Non-capital loss carryforwards	183,170	342,970	345,376
Equipment	931	1,128	760

	184,101	344,098	346,136

Less: valuation allowance	(184,101)	(344,098)	(346,136)

Actual income taxes	-	-	-

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

As at 31 May 2010, the Company had available for deduction against future taxable income, non-capital losses of approximately $749,468.  The potential income tax benefit of these losses has been offset by a full valuation allowance.  The losses expire as follows:

Year	Amount
$

2014	249,879
2015	220,954
2026	212,540
2027	18,271
2028	-
2029	11,258
2030	36,566

11.

Supplemental Disclosures with Respect to Cash Flows

	From the date of inception on 6 October 1986 to 31 May 2010 (Unaudited)	For the year ended 31 May 2010	For the year ended 31 May 2009	For the year ended 31 May 2008
	$	$	$	$

Cash paid during the year for interest	-	-	-	-
Cash paid during the year for income taxes	-	-	-	-

During the year ended 31 May 2010, the Company reviewed and evaluated its accounts payable balances for the purposes of determining the fair value of such financial liabilities.  The Company determined that a write down of $47,996 (31 May 2009 – $6,135, 31 May 2008 - $Nil) of the carrying value to a balance of $Nil was necessary to reflect the estimated fair value of this liability of the Company.  This write down has been recorded as a recovery of expenses and a decrease in accounts payable.

The Company is continuing to review and evaluate its accounts payable balances related to this vendor for events and circumstances which indicate that the carrying amount may not represent the fair value of the liability.  While the Company’s management considers the carrying value of the accounts payable to reflect the fair value of the amount payable, there is no assurance that the related vendors may not make a formal claim against the Company for a portion or all of the amount in the future (Note 6).

During the year ended 31 May 2010, officers and directors of the Company made contributions to capital for management fees in the amount of $18,000 (31 May 2009 – $18,000, 31 May 2008 – $18,000) and rent in the amount of $6,000 (31 May 2009 – $6,000, 31 May 2008 – $6,000) (Notes 8 and 9).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

During the year ended 31 May 2010, shareholders, officers and/or directors of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2010 of $Nil (31 May 2009 – $23,947, 31 May 2008 – $581,615) (Notes 7, 8 and 9).

On 23 June 2009, the Company issued 2,500,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $50,000 (Notes 7, 8 and 9).

On 17 December 2009, the Company issued 1,000,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $20,000 (Notes 7, 8, 9 and 12).

12.

Commitments

Pursuant to an agreement effective June 2003 and the amending agreements to March 2005, the Company acquired the patents pending and exclusive rights to the title of the Alkane and Alkane Group Dehydrogenation with Organometallic Catalysts from two individuals who became directors of the Company.  As consideration, the Company issued 20,000,000 common shares and reserved for issuance to these two directors an aggregate of 9,000,000 common shares upon the Company achieving revenues of US$10,000,000 as direct result of the commercialization of the technology rights.

The Company is committed to issuing 408 common shares of the Company related to share subscriptions received in advance of $74 (Note 9).

13.

Capital Disclosure

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital and deficit.  The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank sponsored instruments.

14.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian GAAP.  Except as set out below, these financial statements also comply, in all material respects, with United States GAAP.

i.

Comprehensive income

ASC 220, “Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses).  ASC 220 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company.  There are no differences between net loss and comprehensive loss for each of the years ended 31 May 2010, 2009 and 2008.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

ii.

Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

For United States reporting purposes, the Company has adopted ASC 360-10-35-15, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.  Application of ASC 360-10-35-15 would not have a material effect on these financial statements.

iii.

Income taxes

Under United States GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates.  Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.  The difference between Canadian GAAP and United States GAAP would not have a material effect on these financial statements.

iv.

Changes in Accounting Policies

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principle – a replacement of FASB Statement No. 162”.  The Codification reorganized existing U.S. accounting and reporting standards issued by the FASB and other related private sector setter into a single source of authoritative accounting principles arranged by topic.  The Codification supersedes all existing U.S. accounting standards; all other accounting literature not included in the Codification (other than SEC guidance for publicly-traded companies) is considered non-authoritative.  The Codification was effective on a prospective basis for interim and annual reporting periods ending after 15 September 2009.  The adoption of the Codification changed the Company’s references to GAAP accounting standards but did not impact the Company’s results of operations, financial position or liquidity.

In May 2009, the FASB issued new guidance for accounting for subsequent events.  The new guidance, which is now part of ASC 855, “Subsequent Events” is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.  This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented.  The new guidance was effective on a prospective basis for interim or annual reporting periods ending after 15 June 2009.  The adoption of this guidance did not have a material impact on the Company’s financial statements.

In April 2008, the FASB issued new guidance for determining the useful life of an intangible asset.  The new guidance is now part of ASC 350, “Intangibles – Goodwill and Other”.  In determining the useful life of intangible assets, ASC 350 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements.  ASC 350 also requires expanded disclosure related to the determination of intangible asset useful lives.  The new guidance was effective for financial statements issued for fiscal years beginning after 15 December 2008.  The adoption of this guidance did not have a material impact on the Company’s financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

In March 2008, the FASB issued new guidance on the disclosure of derivative instruments and hedging activities.  The new guidance, which is now part of ASC 815, “Derivatives and Hedging Activities”, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements.  The new guidance was effective prospectively for financial statements issued for fiscal years beginning after 15 November 2008, with early application encouraged.  The adoption of this guidance did not have a significant impact on the Company’s financial statements.

In April 2008, the FASB issued new guidance for determining the useful life of an intangible asset, the new guidance, which is now part of ASC 350, “Intangibles – Goodwill and Other”.  In determining the useful life of intangible assets, ASC 350 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements.  ASC 350 also requires expanded disclosure related to the determination of intangible asset useful lives.  The new guidance was effective for financial statements issued for fiscal years beginning after 15 December 2008.  The adoption of this guidance did not have a material impact on the Company’s financial statements.

In December 2007, the FASB issued revised guidance for accounting for business combinations.  The revised guidance, which is now part of ASC 805, “Business Combination”, requires the fair value measurement of assets acquired, liabilities assumed and any noncontrolling interest in the acquiree, at the acquisition date with limited exceptions.  Previously, a cost allocation approach was used to allocate the cost of the acquisition based on the estimated fair value of the individual assets acquired and liabilities assumed.  The cost allocation approach treated acquisition-related costs and restructuring costs that the acquirer expected to incur as a liability on the acquisition date, as part of the cost of the acquisition.  Under the revised guidance, those costs are recognized in the statement of income separately from the business combination.  The revised guidance applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 15 December 2008.    The adoption of this guidance did not have a material impact on the Company’s financial statements.

v.

Recent pronouncements

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements.” This update requires additional disclosure within the roll forward of activity for assets and liabilities measured at fair value on a recurring basis, including transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy and the separate presentation of purchases, sales, issuances and settlements of assets and liabilities within Level 3 of the fair value hierarchy. In addition, the update requires enhanced disclosures of the valuation techniques and inputs used in the fair value measurements within Levels 2 and 3. The new disclosure requirements are effective for interim and annual periods beginning after 15 December 2009, except for the disclosure of purchases, sales, issuances and settlements of Level 3 measurements. Those disclosures are effective for fiscal years beginning after 15 December 2010. As ASU 2010-06 only requires enhanced disclosures, the Company does not expect that the adoption of this update will have a material effect on its financial statements.

In February 2010, the FASB issued ASC 2010-09, “Amendments to Certain Recognition and Disclosure Requirements”, which eliminates the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events.  ASC 2010-09 is effective for its fiscal quarter beginning after 15 December 2010.  The adoption of ASC 2010-06 is not expected to have a material impact on the Company’s financial statements

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

In February 2010, the FASB issued ASU 2010-11, “Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives”.  ASU 2010-11 clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Specifically, only one form of embedded credit derivative qualifies for the exemption – one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The amendments in ASU 2010-11 are effective for each reporting entity at the beginning of its first fiscal quarter beginning after 15 June 2010. Early adoption is permitted at the beginning of each entity’s first fiscal quarter beginning after 5 March 2010. The adoption of ASC 2010-11 is not expected to have a material impact on the Company’s financial statements.

International Financial Reporting Standards

In November 2008, the Securities and Exchange Commission (“SEC”) issued for comment a proposed roadmap regarding potential use of financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board.  Under the proposed roadmap, the Company would be required to prepare financial statements in accordance with IFRS in fiscal year 2014, including comparative information also prepared under IFRS for fiscal 2013.  The Company is currently assessing the potential impact of IFRS on its financial statements and will continue to follow the proposed roadmap for future developments.

15.

Subsequent Events

The following subsequent events occurred from the date of the year ended 31 May 2010 to the date the annual financial statements were available to be issued on 1 October 2010:

1.

On 8 June 2010, the Company issued 3,560,737 common shares of the Company valued at $0.01 per share to settle a debt of the Company in the amount of $35,607.

2.

On 8 June 2010, the Company issued 1,000,000 common shares of the Company valued at $0.02 per share to be exchanged for and to replace 1,000,000 common shares of the Company, which were issued on 17 December 2009 to settle a debt of the Company in the amount of $20,000 (the “December Shares”).  The December Shares are still outstanding and the Company is in the process of recalling and canceling these shares (Notes 8 and 9).

3.

On 15 August 2010, 167,335 share purchase warrants with an exercise price of $1.00 expired (Note 9).

Endnotes

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

James Stafford, Inc.

Chartered Accountants

Suite 350 – 1111 Melville Street

Vancouver, British Columbia

Canada V6E 3V6

Telephone +1 604 669 0711

Facsimile +1 604 669 0754